SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO

                                 (Rule 14d-100)

                  Tender Offer Statement Under Section 14(d)(1)
                or 13(e)(1)of the Securities Exchange Act of 1934

                            GAM Avalon Lancelot, LLC
                       (Name of Subject Company (issuer))

                       GAM Avalon Lancelot, LLC (Offeror)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                   Units of Limited Liability Company Interest
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                            Joseph J. Allessie, Esq.
                                c/o GAM USA Inc.
                              135 East 57th Street
                            New York, New York 10022
                                 (212) 407-4600
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)


                                 With a copy to:
                           Christopher M. Wells, Esq.
                              Coudert Brothers LLP
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 626-4400

                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation: $10,454,816      (a) Amount of Filing Fee: $ 2090.96 (b)
================================================================================
        (a) Calculated as the aggregate maximum purchase price for limited liability company interests.
        (b) Calculated at 1/50th of 1% of the Transaction Valuation.

[x]Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                          Amount Previously Paid:  $354.19
                          Form or Registration No.:  Schedule TO
                          Filing Party:  GAM Avalon Lancelot, LLC
                          Date Filed:  May 15, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]third-party tender offer subject to Rule 14d-1.
[x]issuer tender offer subject to Rule 13e-4.
[ ]going-private transaction subject to Rule 13e-3.
[ ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO relates to the Offer (as defined below) by GAM Avalon Lancelot, LLC, a Delaware limited liability company and a fund registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified, management investment company (the "Fund"), to purchase up to ten percent (10%) of the outstanding limited liability company units of the Fund ("Units"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(2) and (a)(3), respectively (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is hereby incorporated by reference in response to Items 1-11 of this Schedule TO.

ITEM 3. Identity and Background of Filing Person

(a) The name of the filing person is GAM Avalon Lancelot, LLC. The Fund's principal executive office is located at 135 East 57th Street, New York, New York 10022 and the telephone number is (212) 407-4600. The Advisor of the Fund is GAM USA Inc. (previously known as Global Asset Management (USA) Inc.) (the "Advisor"). The principal executive office of the Advisor is located at 135 East 57th Street, New York, New York 10022 and the telephone number is (212) 407-4600. The Fund's Directors are Dr. Burkhard Poschadel, George W. Landau, Robert J. McGuire, and Roland Weiser. Their address is c/o GAM USA Inc. at 135 East 57th Street, New York, New York 10022.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer's Securities

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Advisor or Directors of the Fund or any person controlling the Fund or controlling the Advisor or Directors of the Fund; and (ii) any person, with respect to Units. However, the Fund's Limited Liability Company Agreement dated as of January 11, 2002, and amended and restated as of November 18, 2002 (the "LLC Agreement") provides that the Fund shall be dissolved if the interest of any member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire interest in the Fund for repurchase by the Fund has not been repurchased within a period of two years of such request.

ITEM 6 Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate

(c) Neither the Fund nor the Advisor nor the Directors have any other plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Units in the Fund (other than the Fund's intention to accept subscriptions for Units from time to time in the discretion of the Fund), or the disposition of Units in the Fund, other than as described in the Private Placement Memorandum; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund;
(4) any change in the identity of the Advisor or the Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Advisor; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund all or a portion of the purchase price for Units acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the
Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Units are not traded in any market, Items (6), (7) and (8) of Item 1006(c) are not applicable to the Fund.

ITEM 7. Source and Amount of Funds or Other Consideration

(b) There are no material conditions to the financing of the transaction. There are no alternate financing plans or arrangements for the transaction.

ITEM 8. Interest in Securities of the Issuer

(a) Neither the Advisor nor any Director of the Fund, nor any person controlling the Fund or the Advisor or any Director of the Fund, nor any associate or subsidiary of such person, holds any Units.

ITEM 9. Persons/Assets Retained, Employed, Compensated or Used

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10. Financial Statements

(a)(1) Reference is made to the unaudited financial statements of the Fund for the period ended September 30, 2003, which are being furnished herewith as Exhibit (a)(6) and are incorporated herein by reference. The audited Financial Statements of the Fund for the period ended March 31, 2003, are incorporated herein by reference to Form N-30D filed by the Fund with the Commission via EDGAR on June 4, 2003. The Financial Statements may be inspected on the Commission's website, http://www.sec.gov/edgar/searchedgar/webusers.htm, or at the offices of the Fund, and copies may be obtained by contacting the Fund.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

(3) Not Applicable.

(4) The Fund does not have shares, and consequently does not have book value per share information.

(b) The Fund's assets will be reduced by the amount of the tendered Units. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. Additional Information

        (a)(1) None.

        (2) None.

        (3) Not Applicable.

        (4) None.

        (5) None.

        (b) None.

ITEM 12. Exhibits

        (a)(1) Cover Letter to Offer to Purchase and Letter of Transmittal.

        (a)(2) Offer to Purchase (with financial statements enclosed).

        (a)(3) Form of Letter of Transmittal.

        (a)(4) Form of Notice of Withdrawal of Tender.

        (a)(5) Forms of Letters dated January 8, 2004, from the Fund to Members in connection with acceptance of offers of tender.

      (a)(6) Unaudited financial statements of the Fund for the period ended September 30, 2003.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            GAM AVALON LANCELOT, LLC
                                            By: GAM USA Inc.
                                            Advisor


                                            By: /s/ Joseph J. Allessie
                                            Name: Joseph J. Allessie
                                            Title: Authorized Signatory


November 14, 2003

                                  EXHIBIT INDEX


Exhibit

         (a)(1) Cover Letter to Offer to Purchase and Letter of Transmittal.

         (a)(2) Offer to Purchase (with financial statements enclosed).

         (a)(3) Form of Letter of Transmittal.

         (a)(4) Form of Notice of Withdrawal of Tender.

         (a)(5) Forms of Letters dated January 8, 2004, from the Fund to Members in connection with acceptance of offers of tender.

         (a)(6) Unaudited financial statements of the Fund for the period ended September 30, 2003.

                                                                  Exhibit (a)(1)


           Cover Letter to Offer to Purchase and Letter of Transmittal


November 14, 2003

To:      The Members of GAM Avalon Lancelot, LLC

If you do not want to sell your limited liability company interests at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

Dear Member:

We are writing to inform you of important dates related to the tender offer by GAM Avalon Lancelot, LLC (the "Fund"). If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

The tender offer period for the Fund will begin on November 14, 2003, and end on December 12, 2003. The purpose of the tender offer is to provide liquidity to members who hold limited liability company interests or "Units." Units can be redeemed by means of a tender offer only during an announced tender offer.

Should you wish to sell any of your Units in the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to be received by the Fund's Administrator no later than December 12, 2003. If you do not wish to sell Units, simply disregard this notice. No action is required if you do not wish to redeem at this time.

All requests to tender Units must be received by the Fund's Administrator, PFPC, Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by December 12, 2003. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC, Inc. by calling the number below.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or the Fund's Administrator, PFPC, Inc., at (866) 211-4521.

Sincerely,

/s/ David A. Anderson
David A. Anderson
Managing Director - Clients, Americas
GAM USA Inc.

                                                                  Exhibit (a)(2)


                                Offer to Purchase
                 (with unaudited financial statements enclosed)


                            GAM AVALON LANCELOT, LLC
                              135 East 57th Street
                            New York, New York 10022

               OFFER TO PURCHASE TEN PERCENT (10%) OF OUTSTANDING
             LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
                             DATED NOVEMBER 14, 2003

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
          12:00 MIDNIGHT, NEW YORK TIME, ON FRIDAY, DECEMBER 12, 2003,
                          UNLESS THE OFFER IS EXTENDED


To the Members of GAM Avalon Lancelot, LLC:

GAM Avalon Lancelot, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to ten percent (10%) of the outstanding limited liability company interests in the Fund or portions thereof pursuant to tenders by members at a price equal to their estimated net asset value as of December 31, 2003, if the Offer expires on December 12 2003. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the estimated net asset value of such Units will be determined as of the close of business on the last business day of the month in which the tender offer actually expires. (As used in this Offer, the term "Unit," or "Units," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer is being made to all members of the Fund and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of January 11, 2002, and amended and restated as of November 18, 2002 (the "LLC Agreement").

Members should realize that the value of the Units tendered in this Offer likely will change between October 31st (the last time net asset value was calculated) and November 30th (the next time net asset value will be calculated) and December 31st, when the value of the Units tendered to the Fund will be determined for purposes of calculating the purchase price of such Units. The Fund determines the estimated net asset value monthly based on the information it receives from the managers of the investment funds in which it invests. Any tendering members that wish to obtain the estimated net asset value of their Units on this basis should contact PFPC, Inc., at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Members desiring to tender all or any portion of their Units in the Fund in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal (the last page will suffice) and send or deliver it to the Fund in the manner set forth below.

                                    IMPORTANT

Neither the Fund nor the Advisor nor any of the Directors makes any recommendation to any member as to whether to tender or refrain from tendering Units. Members must make their own decisions whether to tender Units, and, if so, the portion of their Units to tender.

Because each member's investment decision is a personal one, based on such member's financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether members should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Administrator:


                                            GAM Avalon Lancelot, LLC
                                            c/o PFPC, Inc.
                                            PO Box 858
                                            Claymont, Delaware 19703-0858
                                            Attn: GAM Investor Services
                                            Phone: (866) 211-4521
                                            Fax: (302) 791-1713

                                TABLE OF CONTENTS

1.  Background and Purpose of the Offer
2.  Offer to Purchase and Price
3.  Amount of Tender
4.  Procedure for Tenders
5.  Withdrawal Rights
6.  Purchases and Payment
7.  Certain Conditions of the Offer
8.  Certain Information about the Fund
9.  Certain Federal Income Tax Consequences
10. Miscellaneous
    Financial Statements (enclosed)

Summary Term Sheet

o The Private Placement Memorandum of GAM Avalon Lancelot, LLC (the "Fund") states that the Fund will offer from time to time to buy a portion of its limited liability company interests ("Units") at their net asset value. (Net asset value means the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell.) The Board of Directors of the Fund has determined to offer to purchase ten percent (10%) of the Fund's outstanding Units. This offer will remain open until midnight on December 12, 2003. Net asset value will be calculated for this purpose as of December 31, 2003. Not all of the Units that you tender may be accepted for purchase by the Fund. See the Introductory Letter to this Offer to Purchase and Section 1, "Background and Purpose of the Offer."

o The calculation of net asset value will be verified during the Fund's audit for fiscal year 2003, which is expected to be completed by May 30, 2004. If you tender all of your Units in the Fund, the Fund will pay you in cash by January 8, 2004, at least 90% of the Fund's calculation of the estimated net asset value as of December 31, 2003. The Fund will owe you the balance, for which you will be given a promissory note that will be held for you by the Fund's Administrator, PFPC, Inc. If you tender a portion of the Units you own, leaving your remaining interest with a net asset value the greater of $25,000 or 10% of your tender amount accepted, we would pay all your proceeds in cash by January 8, 2004. The Fund will obtain the cash to pay you either from cash on hand, selling portfolio securities or through borrowings (which the Fund does not intend to do). See the Introductory Letter to this Offer to Purchase and Section 6, "Purchases and Payment."

o Following this summary is a formal notice of the Fund's offer to purchase your Units. This offer remains open to you until midnight on December 12, 2003. Until this time, you have the right to change your mind and withdraw your Units from consideration for purchase. If the Fund does not accept your Units by midnight, December 12, 2003, you may still withdraw your Units from consideration at any time after January 13, 2004, assuming your offer has not been accepted by the Fund as of midnight, January 13, 2004. See the Introductory Letter to this Offer to Purchase, Section 5, "Withdrawal Rights" and Section 6, "Purchases and Payment."

o If you would like the Fund to purchase your Units, you should mail the Letter of Transmittal (the last page of the enclosed Letter of Transmittal will suffice) to GAM Avalon Lancelot, LLC, c/o PFPC, Inc., Attn: GAM Investor Services, at P.O. Box 858, Claymont, Delaware 19703-0858, or fax it to PFPC, Inc. at (302) 791-1713, so that it is received before midnight, December 12, 2003. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC, Inc. promptly after you fax it (although the original page does not have to be received before midnight, December 12, 2003). Of course, the value of your Units is likely to change between October 31st (the last time estimated net asset value was calculated) and November 30th (the next time it will be calculated) and December 31st, when the value of your investment will be determined for purposes of calculating your purchase price. See the Introductory Letter to this Offer to Purchase and Section 4, "Procedure for Tenders."

o The estimated net asset value of your Units is calculated monthly based on the information the Fund receives from the managers of the investment funds in which the Fund invests. If you would like to obtain the estimated net asset value of your Units, you may contact PFPC, Inc., GAM Investor Services, at (866) 211-4521 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). See the Introductory Letter to this Offer to Purchase and Section 2, "Offer to Purchase and Price."

o Please note that just as you have the right to withdraw your Units from consideration for purchase, the Fund has the right to cancel, amend or postpone this offer at any time before midnight on December 12, 2003. See the Introductory Letter to this Offer to Purchase and Section 5, "Withdrawal Rights."

o If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC, Inc. See Section 4, "Procedure for Tenders."

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to members who hold Units in accordance with the procedures set forth in the Fund's Private Placement Memorandum dated November 27, 2002, as supplemented (the "Private Placement Memorandum") and the LLC Agreement. The Private Placement Memorandum and the LLC Agreement, which were provided to each member in advance of subscribing for Units, provide that the Directors have the discretion to determine whether the Fund will purchase Units from members from time to time pursuant to written tenders. The Private Placement Memorandum also states that GAM USA Inc. (previously known as Global Asset Management (USA) Inc.), the Advisor of the Fund (the "Advisor"), expects that generally it will recommend to the Directors that the Fund purchase Units from members twice each year, in June and December. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Private Placement Memorandum, that the Offer is in the best interests of members of the Fund to provide liquidity for Units as contemplated in the Private Placement Memorandum and the LLC Agreement. The Directors intend to consider the continued desirability of the Fund making an offer to purchase Units twice each year, but the Fund is not required to make any such offer.

The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of members who do not tender Units. Members who retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in members who do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made from time to time.

Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Units from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

2. Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to ten percent (10%) of its outstanding Units. To be eligible for purchase, Units must be properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, New York time, on Monday, December 12, 2003 (such time and date being hereinafter called the "Initial Expiration Date"). If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the estimated net asset value of such Units will be determined as of the close of business on the last business day of the month in which the tender offer actually expires. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Unit tendered will be its estimated net asset value as of the close of business on the last business day of the month in which the Expiration Date occurs, payable as set forth in Section 6. As of the close of business on November 1, 2003, the estimated unaudited net asset value of a Unit corresponding to an initial capital contribution of $100 made as of the first day of the following months was:


                                             Unaudited Estimated Net Asset Value
            Month Contribution Made                as of  November 1, 2003
            -----------------------         ---------------------------------
             April 2001                             $    106.06
             May 2001                               $    106.06
             June 2001                              $    108.44
             July 2001                              $    107.86
             August 2001                            $    107.95
             September 2001                         $    108.62
             October 2001                           $    109.06
             November 2001                          $    107.11
             December 2001                          $    106.28
             January 2002                           $    104.55
             February 2002                          $    104.92
             March 2002                             $    105.85
             April 2002                             $    105.68
             May 2002                               $    107.12

             June 2002                              $    106.26
             July 2002                              $    107.02
             August 2002                            $    108.88
             September 2002                         $    108.46
             October 2002                           $    109.71
             November 2002                          $    110.32
             December 2002                          $    110.68
             January 2003                           $    109.31
             February 2003                          $    107.71
             March 2003                             $    106.17
             April 2003                             $    108.53
             May 2003                               $    107.49
             June 2003                              $    103.90
             July 2003                              $    104.22
             August 2003                            $    104.50
             September 2003                         $    102.92
             October 2003                           $    102.02
             November 2003                          $    100.00



As of the close of business on November 1, 2003, there were approximately 985,761.40 outstanding Units valued at $104,548,159 (based on the unaudited estimated net asset value of such Units). The Fund determines its estimated net asset value monthly based on information it receives from the managers of the investment funds in which it invests. Members may obtain this information by contacting PFPC, Inc. at the telephone number or address set forth on page (ii), Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Units tendered by the members likely will change between October 31st (the last time estimated net asset value was calculated) and November 30th (the next time it will be calculated) and December 31st, when the value of the Units tendered by members will be determined for purposes of calculating the purchase price of such Units and the time that members will cease to be members in the Fund.

3. Amount of Tender. Subject to the limitations set forth below, members may tender all or a portion of their Units. However, a member who tenders for repurchase only a portion of such member's Units shall be required to maintain a capital account balance equal to at least $25,000. If a member tenders an amount that would cause the member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such member so that the required minimum balance is maintained. The Offer is being made to all members of the Fund and is not conditioned on any minimum amount of Units being tendered.

If the amount of the Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to ten percent (10%) of the Fund's outstanding Units (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than ten percent (10%) of the Fund's outstanding Units are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in
Section 7 below. None of the following intend to tender any Units in the Offer: the Advisor or Directors of the Fund or any person controlling the Fund or controlling the Advisor or Directors of the Fund.

4. Procedure for Tenders. Members wishing to tender Units pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the last page will suffice) to PFPC, Inc. - GAM Investor Services, at the address set forth on page (ii), or fax a completed and executed Letter of Transmittal, also to the attention of PFPC, Inc. - GAM Investor Services, at the fax number set forth on page (ii). The completed and executed Letter of Transmittal must be received by PFPC, Inc., either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC, Inc. by certified mail, return receipt requested, or by facsimile transmission. A member choosing to fax a Letter of Transmittal to PFPC, Inc. must also send or deliver the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC, Inc. promptly thereafter. If a member elects to tender, it is the tendering member's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC, Inc.

Members wishing to confirm receipt of a Letter of Transmittal may contact PFPC, Inc. at the address and phone number set forth on page (ii). The method of delivery of any documents is at the election and complete risk of the member tendering a Unit, including, but not limited to, the failure of PFPC, Inc. to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Unit or any particular member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Advisor nor the Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any member tendering a Unit pursuant to this Offer may withdraw such Unit from consideration for purchase at any time on or before the Expiration Date and, if Units have not then been accepted by the Fund, at any time after January 13, 2004. To be effective, any notice of withdrawal must be timely received by PFPC, Inc. at the address or fax number set forth on page
(ii). A form to use to give notice of withdrawal is available by calling PFPC, Inc. at the phone number indicated on page (ii). All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be tendered prior to the Expiration Date by following the procedures described in Section 4.

6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered as, if and when it gives oral or written notice to the tendering member of its election to purchase such Unit. As stated in Section 2 above, the purchase price of a Unit tendered by any member will be the net asset value thereof as of the close of business on December 31, 2003, if the Offer expires on the Initial Expiration Date. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the net asset value of such Units will be determined as of the close of business on the last business day of the month in which the Expiration Date occurs. The net asset value will be determined after all allocations to capital accounts of the members required to be made by the LLC Agreement have been made.

For members tendering all of their Units, payment of the purchase price will consist of: (1) cash in an aggregate amount equal to at least 90% of the estimated unaudited net asset value of Units tendered and accepted by the Fund, determined as of December 31, 2003, payable by January 8, 2004 (the "90% Cash Payment") and (2) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Units tendered and accepted by the Fund as of the Expiration Date, determined as of December 31, 2003, based on the audited financial statements of the Fund for fiscal year 2003, over (b) the 90% Cash Payment. The Note will be held for each tendering member by PFPC, Inc. as set forth in the Letter of Transmittal, will be prepared within ten days after the Fund's estimated net asset value is calculated and will not be transferable. The Note will be payable in cash within ten days after completion of the audit of the financial statements of the Fund for fiscal year 2003, or on such earlier date as the Fund's Directors may determine. It is anticipated that the audit of the Fund's financial statements for fiscal year 2003 will be completed by no later than May 30, 2004. The Note is not transferable, and will include interest, if any, earned by the Fund on an amount equal to ten percent (10%) of the estimated unaudited net asset value of Units tendered and accepted by the Fund, deposited by the Fund in a segregated account.

Members who tender a portion of their Units (subject to maintenance of a minimum capital account balance) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Units tendered and accepted by the Fund, determined as of December 31, 2003, payable by January 8, 2004 (the "100% Cash Payment").

Members tendering units may specify that payment of both the 90% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") be made either by check or wire transfer by indicating their payment preference on the Letter of Transmittal. If a tendering member elects to receive payment by check, the Cash Payment will be sent directly to the tendering member's mailing address as listed in the Fund's records, unless such member advises the Fund in writing of a change in its mailing address. If a tendering member elects to receive payment by wire transfer, the Cash Payment will be made by wire transfer to such member's brokerage account from which the investment was originally made.

The Note will be held for each member by the Fund's Administrator, PFPC, Inc. Any contingent payment due pursuant to the Note will be made by check sent directly to the tendering member's mailing address as listed in the Fund's records, unless such member advises the Fund in writing of a change in its mailing address. If a tendering member so specifies on his or her Letter of Transmittal, this payment may also be made by wire transfer to such member's brokerage account from which the investment was originally made.

The Fund expects that the purchase price for Units acquired pursuant to the Offer to Purchase, which will not exceed $10,454,816 (unless the Fund elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above. Neither the Fund nor the Advisor nor the Directors have determined at this time to borrow funds to purchase Units in connection with the Offer to Purchase. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying members of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the net asset value of such Units will be determined as of the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) purchase a greater amount of Units than the amount specified in the Offer; (b) cancel the Offer in the circumstances set forth in the following paragraph and, in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (c) amend the Offer; or (d) postpone the acceptance of Units; provided, however, that the Fund will not take any such action after the Expiration Date. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify members.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any
(i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset
                                      -7-
value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its members if Units tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 135 East 57th Street, New York, New York 10022 and the telephone number is
(212) 407-4600. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement. The Fund's Directors are Dr. Burkhard Poschadel, George W. Landau, Robert J. McGuire, and Roland Weiser. Their address is c/o GAM USA Inc. at 135 East 57th Street, New York, New York 10022. Neither the Advisor nor any Director of the Fund, nor any person controlling the Fund or the Advisor or any Director of the Fund, nor any associate or subsidiary of such person, holds any Units.

The Fund does not have any plans or proposals that relate to or would result in:
(a) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units from time to time in the discretion of the Fund) or the disposition of Units, other than as disclosed in the Private Placement Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund;
(d) any change in the identity of the Advisor or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Advisor; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

During the past 60 business days, the only transactions involving Units that were effected by the Fund, the Advisor, the Directors or any person controlling the Fund or controlling the Advisor or any Directors of the Fund were the aggregate subscriptions of $11,778,913 in Units from new and existing members.

9. Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund from members pursuant to the Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

A member who tenders all of its Units to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such member (consisting of the 90% Cash Payment and the principal payment under the Note) and such member's adjusted tax basis in the Units tendered. Gain, if any, will be recognized by a tendering member only as and after the total proceeds received by such member exceed the member's adjusted tax basis in its Units. A loss, if any, will be recognized only after the tendering member has received full payment under the Note. This capital gain or loss will be short-term or long-term depending upon the member's holding period for the Units at the time the gain or loss is recognized. However, a tendering member will recognize ordinary income to the extent such member's allocable share of the Fund's "unrealized receivables" exceeds the member's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering member. A member who tenders less than all of the member's Units to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the 100% Cash Payment) exceeds such member's adjusted tax basis in the Units.

Pursuant to the authority granted to it under the LLC Agreement, the Board of Directors intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing member to the extent the member's liquidating distribution would otherwise exceed the member's adjusted tax basis in the Units. Such a special allocation may result in the withdrawing member recognizing capital gain, which may include short-term gain, in the member's last taxable year in the Fund, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

10. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC, Inc. - GAM Investor Services at the address and phone number set forth on page (ii) or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

The Fund's unaudited financial statements for the period ended September 30, 2003, are enclosed herewith.

                                                                  Exhibit (a)(3)

                          Form of Letter of Transmittal
                              LETTER OF TRANSMITTAL

                               Regarding Interests

                                       in

                            GAM AVALON LANCELOT, LLC

                   Tendered Pursuant to the Offer to Purchase
                             Dated November 14, 2003

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
                   RECEIVED BY PFPC, INC. EITHER BY MAIL OR BY
                    FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
                      MONDAY, DECEMBER 12, 2003, UNLESS THE
                               OFFER IS EXTENDED.


              Complete The Last Page Of This Letter Of Transmittal
                            And Return Or Deliver To:


                            GAM Avalon Lancelot, LLC
                                 c/o PFPC, Inc.
                                  P.O. Box 858
                             Claymont, DE 19703-0858

                           Attn: GAM Investor Services


                           For additional information:
                              Phone: (866) 211-4521
                               Fax: (302) 791-1713

Ladies and Gentlemen:

The undersigned hereby tenders to GAM Avalon Lancelot, LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated November 14, 2003 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Offer"). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Purchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the limited liability company interest in the Fund or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the limited liability company interest in the Fund or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Units or portions thereof tendered hereby.

The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund's Administrator, PFPC, Inc., to receive any Letter of Transmittal or other document.

Payment of the cash portion of the purchase price for the limited liability company interest in the Fund or portion thereof of the undersigned (the "Cash Payment"), as described in Section 6 of the Offer to Purchase, may be made either by check or by wire transfer. If the tendering member elects to receive payment by check, the Cash Payment will be sent directly to the mailing address of such member as listed in the Fund's records. If the tendering member elects to receive payment by wire transfer, the Cash Payment will be made by wire transfer to such member's brokerage account from which the investment was originally made. A promissory note reflecting the contingent payment portion of the purchase price, if any, together with interest accrued thereon, as described in Section 6 of the Offer to Purchase, will be held for such member by PFPC, Inc. The undersigned recognizes that the amount of the Cash Payment will be based on the unaudited estimated net asset value as of December 31, 2003, of the Units tendered, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for fiscal year 2003, which is anticipated to be completed not later than May 30, 2004, and will be paid in cash within ten days thereafter, or on such earlier date as the Fund's Directors may determine.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

If you do not want to sell your limited liability company interests at this time, please disregard this notice. This is simply notification of the Fund's tender offer. If you decide to tender, you are responsible for confirming that PFPC, Inc. has received your documents.


Please fax or mail (this page only) to: GAM Avalon Lancelot, LLC
                    --------------      c/o PFPC, Inc.                              For additional information:
                                        P.O. Box 858                                Phone:  (866) 211-4521
                                        Claymont, DE  19703-0858                    Fax:    (302) 791-1713
                                        Attn:  GAM Investor Services


Part 1. Name:
Name of Member:  ________________________________                  SS# or Taxpayer ID #: __________________

Phone Number #: ________________________________                  Date: ________________________________

Part 2. Amount of Limited Liability Company Interest in the Fund to be Tendered:

/    /    Entire limited liability company interest

/    /    Portion of limited  liability  company interest  expressed as specific dollar  value $  _____________.  Subject to  maintenance  of a minimum limited liability  company interest equal to $25,000.  The undersigned understands that if the undersigned tenders an amount that would cause the undersigned's  capital account balance to fall below $25,000,  the
          Fund reserves the right to reduce the amount to be purchased  from the
          undersigned  so  a  minimum   $25,000   capital   account  balance  is
          maintained.


Part 3. Payment Option:

/    /   CHECK THIS BOX IF YOU WISH PAYMENT TO BE MADE BY CHECK TO YOUR
         MAILING ADDRESS LISTED IN THE FUND'S RECORDS OR, IF YOUR ADDRESS HAS
         CHANGED, PROVIDE YOUR NEW ADDRESS BELOW:

                 ---------------------
                 ---------------------
                 ---------------------


/    /   CHECK THIS BOX IF YOU WISH PAYMENT TO BE MADE BY WIRE TRANSFER TO THE
         BROKERAGE ACCOUNT FROM WHICH YOUR INVESTMENT WAS ORIGINALLY MADE

Part 4. Signature(s):

FOR INDIVIDUAL INVESTORS, JOINT TENANTS, IRAs AND KEOGH PLANS:

Signature:     ____________________________________________________________
               (Signature of Owner(s) Exactly as Appeared on Subscription
                Agreement/Investor Application)

Print Name of Investor: ________________________________________________________

Joint Tenant Signature: ________________________________________________________
(If joint tenants,    (Signature of Owner(s) Exactly as Appeared on Subscription
both must sign.)       Agreement/Investor Application)
--------------

Print Name of Joint Tenant: ____________________________________________________

FOR OTHER  INVESTORS  (SUCH AS  CORPORATIONS,  PARTNERSHIPS,  LIMITED  LIABILITY
COMPANIES, TRUSTS, AND EMPLOYEE BENEFIT PLANS):

Print Name of Investor: ________________________________________________________

Signature: _____________________________________________________________________
                (Signature of Owner(s) Exactly as Appeared on Subscription
                  Agreement/Investor Application)

Print Name of Signatory and Title: _____________________________________________

Co-Signatory if necessary: _____________________________________________________
                      (Signature of Owner(s) Exactly as Appeared on Subscription
                        Agreement/Investor Application)

Print Name and Title of Co-Signatory: __________________________________________


                                                                  Exhibit (a)(4)



                     Form of Notice of Withdrawal of Tender


                         NOTICE OF WITHDRAWAL OF TENDER

                               Regarding Units in

                            GAM AVALON LANCELOT, LLC

                   Tendered Pursuant to the Offer to Purchase
                             Dated November 14, 2003

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                   RECEIVED BY PFPC, INC. EITHER BY MAIL OR BY
                    FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
                      MONDAY, DECEMBER 12, 2003, UNLESS THE
                               OFFER IS EXTENDED.


          Complete This Notice Of Withdrawal And Return Or Deliver To:
                            GAM Avalon Lancelot, LLC
                                 c/o PFPC, Inc.
                                  P.O. Box 858
                            Claymont, DE 19703-0858

                           Attn: GAM Investor Services
                           For additional information:
                              Phone: (866) 211-4521
                               Fax: (302) 791-1713

You are responsible for confirming that this Notice is received by PFPC, Inc.


Ladies and Gentlemen:

Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal dated _______________.

Such tender was in the amount of: $ ____________________

Date:  ____________________

Signature(s):

FOR INDIVIDUAL INVESTORS, JOINT TENANTS, IRAs AND KEOGH PLANS:

Signature:

____________________________________________________________
     (Signature of Owner(s) Exactly as Appeared on Subscription
                         Agreement/Investor Application)

Print Name of Investor:

____________________________________________________________


Joint Tenant Signature:

____________________________________________________________
(If joint tenants, both must sign.)   (Signature of Owner(s) Exactly as Appeared
                   --------------       on Subscription Agreement/Investor
                                        Application)

Print Name of Joint Tenant:

____________________________________________________________


FOR OTHER INVESTORS (SUCH AS CORPORATIONS, PARTNERSHIPS, LIMITED LIABILITY COMPANIES, TRUSTS, AND EMPLOYEE BENEFIT PLANS):


Print Name of Investor:

____________________________________________________________


Signature:

____________________________________________________________
        (Signature of Owner(s) Exactly as Appeared on Subscription
         Agreement/Investor Application)


Print Name of Signatory and Title:

____________________________________________________________


Co-Signatory if necessary:

____________________________________________________________
           (Signature of Owner(s) Exactly as Appeared on Subscription
             Agreement/Investor Application)


Print Name and Title of Co-Signatory:

____________________________________________________________

                                                                  Exhibit (a)(5)




              Forms of Letters dated January 8, 2004 from the Fund to Members in connection with acceptance of offers of tender

This letter is being sent to you if you tendered all of your Units in the Fund.


January 8, 2004


Dear Member:

GAM Avalon Lancelot, LLC (the "Fund") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal and the manner in which it is being distributed, in accordance with the tender offer.

You have been paid __% of the amount requested, in accordance with the terms of the tender offer. The funds were mailed directly in the form of a check to you at your mailing address as listed in the Fund's records or, if you so specified on your Letter of Transmittal, the funds were paid by wire transfer to the brokerage account from which the investment was originally made.

The remaining __% of the amount requested is a contingent portion of the repurchased interest and its value is based on the unaudited estimated net asset value of the Fund as of December 31, 2003. This amount is subject to year-end audit adjustments which may cause a change in the value of the contingent portion of the repurchased interest. The contingent portion will be paid (subject to audit adjustment) within ten days after the conclusion of the 2003 fiscal year-end audit, or on such earlier date as the Fund's Directors may determine, according to the terms of the tender offer. We expect the audit to be completed by May 30, 2004.

Should you have any questions, please feel free to contact the Fund's Administrator, PFPC, Inc., at (866) 211-4521.


Sincerely,


GAM Avalon Lancelot, LLC

Enclosure

This letter is being sent to you if you tendered a portion of your Units in the Fund.


January 8, 2004


Dear Member:


GAM Avalon Lancelot, LLC (the "Fund") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal.

Since you have tendered a portion of your investment, you have been paid 100% of the amount requested in cash, in accordance with the terms of the tender offer. The funds were mailed directly in the form of a check to you at your mailing address listed in the Fund's records or, if you so specified on your Letter of Transmittal, the funds were paid by wire transfer to the brokerage account from which the investment was originally made. You remain a member with respect to the Units that you did not tender.

Should you have any questions, please feel free to contact the Fund's Administrator, PFPC, Inc., at (866) 211-4521.

Sincerely,


GAM Avalon Lancelot, LLC

Enclosure

                                                                  EXHIBIT (a)(6)


GAM Avalon Lancelot, LLC
Statement of Financial Condition
September 30, 2003
(Unaudited)
-------------------------------------------------------------------------------------------------


Assets
Investments in investment funds, at fair value (cost $83,493,330)                        $90,972,436
Cash and cash equivalents                                                                  1,431,089
Investments paid in advance                                                                3,000,000
Investments sold                                                                             116,263
                                                                                        ------------

         Total assets                                                                     95,519,788
                                                                                        -------------
Liabilities
Subscriptions received in advance                                                          4,294,600
Management fee                                                                               287,728
Other accrued expenses                                                                        93,035
                                                                                        -------------

         Total liabilities                                                                 4,675,363
                                                                                        -------------

                  Net Assets                                                             $90,844,425
                                                                                      ===============

Members' Capital
Represented by:
Net capital                                                                              $83,365,319
Net unrealized appreciation on investments in investment funds                             7,479,106
                                                                                        -------------

         Members' Capital                                                                $90,844,425
                                                                                      ===============

         Net asset value per outstanding unit of limited liability company
            interest ($90,844,425 / 873,881 units outstanding)                              $103.96
                                                                                      ===============


GAM Avalon Lancelot, LLC
Statement of Operations
Six months ended September 30, 2003
(Unaudited)
-------------------------------------------------------------------------------------------------

Investment Income
Interest                                                                                   $10,290
                                                                                        -------------

Expenses
         Management fee                                                                    765,947
         Administrative and accounting fees                                                 38,750
         Investor services fees                                                             36,863
         Professional fees                                                                  28,752
         Custody fees and expenses                                                           6,000
         Directors' fees                                                                     6,000
         Other                                                                              19,159
                                                                                        -------------

              Total expenses                                                               901,471
                                                                                        -------------

              Net investment loss                                                         (891,181)
                                                                                        -------------

Realized and Unrealized Gain (Loss) From Investments In Investment Funds

        Net realized loss from investments in investment funds                            (168,270)
        Unrealized appreciation on investments in investment funds                       5,640,594
                                                                                        -------------

        Net realized and unrealized gain from investments in investment funds            5,472,324
                                                                                        -------------

        Net increase in Members' capital derived from investment activities             $4,581,143
                                                                                      ===============
